January 23, 2008

Ms. Jennifer Gowetski

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Rayonier Inc. Definitive 14A Filed April 9, 2007 File No. 001-06780

Dear Ms. Gowetski:

This will confirm our discussion of this afternoon. Going forward, we will disclose the specific companies comprising any peer groups utilized for purposes of benchmarking compensation levels.

Sincerely,

/s/W. Edwin Frazier, III

cc: L. M. Thomas